0000872835.

07069541

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ORIGINAL

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 0-19345

A. Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005

Notes to Financial Statements

Supplemental Schedule

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

June 26, 2007 By: ______________________________
John T. Stunda
Senior Vice President of Human Resources

FINANCIAL STATEMENTS AND SCHEDULES

ESB Financial Corporation Retirement Savings Plan

Years ended December 31, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedules

Years ended December 31, 2006 and 2005

Contents

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ESB Financial Corporation
Ellwood City, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass, A.C.

Wexford, PA
June 20, 2007

ESB Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2006	December 31 2005
Assets		
Contributions receivable	$ 14,915	$ 13,920
Investments	10,175,980	8,992,415
Loans to participants	242,264	162,300
Total assets	10,433,159	9,168,635
Liabilities		
Excess contributions payable	6,658	13,405
Net assets available for benefits	$ 10,426,501	$ 9,155,230

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31 2006	2005
Additions		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ 372,048	$ (203,485)
Dividends and interest income	552,533	320,608
Total investment income	924,581	117,123
Contributions:		
Employer	240,157	189,134
Participant	548,371	508,151
Employee rollovers	-	268,935
Plan merger	-	1,273,577
Rollovers from ESOP	13,448	31,953
Total contributions	801,976	2,271,750
Total additions	1,726,557	2,388,873
Deductions		
Distributions to participants	(441,345)	(662,954)
Excess contribution payable	(6,658)	(13,405)
Other Expenses	(7,283)	(5,774)
Total deductions	(455,286)	(682,133)
Net increase	1,271,271	1,706,740
Net assets available for benefits:		
Beginning of year	9,155,230	7,448,490
End of year	$ 10,426,501	$ 9,155,230

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements

Years ended December 31, 2006 and 2005

1. Description of Plan

The following description of the ESB Financial Corporation (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan description for a more complete description of the Plan's provisions.

General

On May 14, 1995, the Company established the Plan by merging the Economy Savings Bank, PASA Employee Savings Plan and the Ellwood Federal Savings Bank Retirement Savings and Profit Sharing Plan. On January 1, 2000, the Plan was amended and restated to allow for employee contributions and employer matching contributions of Company common stock. Effective January 1, 2003, the Plan was amended and restated to change trustees of the Plan for Connecticut General Life Insurance Company (CIGNA) to Franklin Templeton Investor Services Inc. (Franklin Templeton). As such, on December 31, 2002, all of the Plan's investment, excluding Company common stock and participant loans, were liquidated awaiting transfer to Franklin Templeton on January 2, 2003 at which time the funds were reinvested into similar fund categories. Effective March 31, 2005, as a result of ESB Financial Corporation acquiring Peoples Home Savings Bank, the Peoples Home Savings Salary Savings Plan was merged with the ESB Financial Corporation Retirement Savings Plan. A total of $1,273,577, representing the account balances of Peoples Home Salary Savings Plan participants employed by ESB Bank was transferred to Franklin Templeton Investments, trustee for the ESB Financial Corporation Retirement Savings Plan, held as separate accounts referred to as rollover accounts in the ESB Financial Retirement Savings Plan.

Contributions

Each year, participants may voluntarily contribute the lesser of $15,000 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. Employees 50 years of age or older may annually contribute an additional $5,000 catch up contribution. The Company makes a maximum matching contribution of 100 percent of the first 1.0 percent and 50 percent of the next 5.0 percent of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive a matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in the ESB Financial Corporation (ESBF) Common Stock Unitized Fund. Effective January 1, 2007, employees have the ability to diversify the employer match from the ESBF Common Stock Unitized Fund to one of the plan's other investment options. During 2006 and

2005, contributions also included a converted amount from the Company's Employee Owned Stock Plan (ESOP). The Company's ESOP is required to offer eligible participants the opportunity to diversify the Company stock to other investments. As such, $13,448 and $31,953 was transferred from the Company's ESOP to the Company's Retirement Savings Plan in the years 2006 and 2005, respectively.

Investments

Investments are reflected at the current value as determined by Franklin Templeton. Investment types include: a common collective trust, mutual funds and a unitized employer stock fund. The market value of these accounts represent net asset values of investments held as of the end of plan year plus the value of any dividends and capital gains distributions not yet reinvested. Investment transactions are accounted for on the trade-date basis.

Forfeitures

Forfeitures of matching contributions amounted to $6,554 and $33,925 during 2006 and 2005, respectively. Forfeitures were used to offset administrative expenses.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer's contributions and investment earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related investment earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year.

1. Description of Plan (continued)

The vesting schedule is as follows:

Years of Service	Vesting Percent
Under 2 years	0% vested
2 but less than 3 years	25% vested
3 but less than 4 years	50% vested
4 but less than 5 years	75% vested
After 5 years	100% vested

Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of employment. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan. Nonvested company contributions are forfeited for participants who terminate employment.

Loans to Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the Plan Administrator, generally at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

2. Summary of Significant Accounting Policies

General

The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions which are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Income

Interest income from investments and loans to participants are recorded on an accrual basis. Dividend income from both the Company Common Stock Unitized Fund and the Franklin Templeton managed funds are recorded on the ex-dividend date.

Unit Value

The interest of each participant in the various funds is represented by units allocated to his/her account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Administrative expenses of the Plan are paid for by the Company or through forfeitures of matching contributions. Administrative expenses include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, benefit processing services, trust services, and document preparation and amendment services.

3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2006 and 2005, and interest and dividend income and net depreciation in fair value of investments for the years ended December 31, 2006 and 2005, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the trustee.

For the years ended December 31, 2006 and 2005, the Plan's investments (including investments bought, sold, and held during the year appreciated (depreciated) in fair value as determined by quoted market prices as follows:

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

	2006		
	Current Value		**Net Realized/ Unrealized Appreciation (Depreciation)**
Investments at fair value as determined by quoted market price:			
Participant-directed investments:			
FRK Stable Value	$ 1,888,492	*	$ -
Pimco Total Return Fund	443,099		(4,248)
Franklin Income Fund	953,761	*	86,234
Franklin Equity Income	442,633		29,506
FT Conservative Target	117,347		3,224
Mutual Discovery Fund	556,571	*	67,585
FRK Real Estate	670,619	*	15,290
FT Moderate Target Fund	578,344	*	32,869
Mutual Shares Fund	825,526	*	61,426
Templeton Foreign Fund	337,199		23,280
Franklin Small Cap Value	492,185		37,527
FRK Capital Growth Fund	777,220	*	45,705
FT Growth Target Fund	355,089		31,803
ESB Financial Corporation Common Stock Unitized Fund	371,447		(13,473)
	8,809,532		416,727
Non-participant-directed investments:			
ESB Financial Corporation Common Stock Unitized Fund	1,366,448	*	(44,679)
	$ 10,175,980		$ 372,048

* Fair value of investment represents 5% or more of the Plan's net assets

	2005			
	Current Value		Net Realized/ Unrealized Appreciation (Depreciation)	
Investments at fair value as determined by quoted market price:				
Participant-directed investments:				
FRK Stable Value	$ 1,783,234	*	$ (6,013)	
Pimco Total Return Fund	349,445		(5,472)	
Franklin Income Fund	809,635	*	(29,927)	
Franklin Equity Income	394,836		(6,252)	
FT Conservative Target	111,904		2,261	
Mutual Discovery Fund	410,818		27,811	
FRK Real Estate	555,391	*	(10,913)	
FT Moderate Target Fund	504,916	*	14,127	
Mutual Shares Fund	695,677	*	25,237	
Templeton Foreign Fund	301,294		11,400	
Franklin Small Cap Value	456,135	*	35,897	
FRK Capital Growth Fund	803,276	*	22,212	
FT Growth Target Fund	313,606		20,024	
ESB Financial Corporation Common Stock Unitized Fund	297,297		(56,605)	
	7,787,464		43,787	
Non-participant-directed investments:				
ESB Financial Corporation Common Stock Unitized Fund	1,204,951	*	(247,272)	
	$ 8,992,415		$ (203,485)	

* Fair value of investment represents 5% or more of the Plan's net assets

Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Years ended December 31, 2006	2005
Beginning Balance	$1,204,951	$1,588,127
Change in net assets:		
Contributions	251,646	233,013
Transfers	-	(294,118)
Dividends/Interest	34,030	613
Net appreciation in fair value of investment	(44,679)	(247,272)
Distributions to participants	(72,946)	(69,639)
Other expenses	(6,554)	(5,774)
Ending Balance	$1,366,448	$1,204,951

4. Parties-in-Interest

The Plan Sponsor (the Company) controls and manages the operation and administration of the Plan. The trustee (Franklin Templeton) manages the Plan's investment assets, as directed by the Plan Sponsor. Certain administrative costs, legal and accounting fees are paid by the Plan Sponsor, in 2006 and 2005 those fees totaled approximately $10,900 and $14,200.

At December 31, 2006 and 2005, the Plan held an aggregate of 157,702 and 130,858 shares of ESB Financial Corporation common stock valued at $1,737,895 and $1,502,248, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments,* requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in ESB Financial Corporation Retirement Savings Plan, contributions receivable, and interest and dividend receivable would be considered financial instruments. At December 31, 2006 and 2005, the carrying amounts of these financial instruments approximate fair value.

INDEX TO EXHIBITS

Number	Description
23.1	Consent of S.R. Snodgrass, A.C., Independent Registered Accounting Firm.

Exhibit 23.1

Consent of S.R. Snodgrass A.C., Independent Registered Accounting Firm

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

We hereby consent to incorporation by reference in the previously filed Registration Statement on Form S-8 File No. 333-95725 pertaining to the ESB Financial Corporation Retirement Savings Plan of our report dated June 20, 2007, which report appears in the December 31, 2006, Annual Report on Form 11-K.

S. R. Snodgrass, A.C.

Wexford, Pennsylvania
June 25, 2007

END